1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign

Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Third Quarterly Report 2004 dated November 10, 2004	4

FORWARD-LOOKING STATEMENTS

The Third Quarterly Report 2004 of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s latest product offerings and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for and the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: November 19, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of TOM Online Inc. (stock code: 8282) collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date of this document, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

DEFINITIONS

“2.5G”	means	the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“Associates”	means	the same definition as described under the GEM Listing Rules

“BREW”	means	by Qualcomm, is a technology used for downloading and running small software applications and content to mobile phones and other wireless devices using CDMA

“China Netcom”	means	China Network Communications Group Corporation and/or certain of its subsidiaries which have business relationships with our Group

“China Telecom”	means	China Telecom Corporation Limited and/or certain of its subsidiaries which have business relationships with our Group

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”,	means	TOM Online Inc.
“our Company”, “we”
and “TOM Online”

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“Group”	means	the Company and its subsidiaries

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“IVR”	means	interactive voice response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access

“JAVA”	means	J2ME (Java 2 Micro Edition) is a technology used to download and run small, user-installable, internet-enabled, software applications for wireless devices such as mobile phones

“Lei Ting Wan Jun”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“LTWJi”	means	Beijing Leitingwuji Network Technology Company Limited

“MMS”	means	multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phones

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“Nasdaq”	means	the NASDAQ National Market in the United States

“PHS”	means	Personal Handyphone System, PHS is a cordless telecommunication system that functions as a wireless phone and handles voice, fax, and video signals, similar to the GSM and CDMA systems

“PRC” or “China”	means	the People’s Republic of China

“PRC GAAP”	means	the generally accepted accounting principles in the PRC

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“Puccini Group”	means	Puccini International Limited and its subsidiaries, including LTWJi

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base and its subsidiaries, including LingXun

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“WAP”	means	wireless application protocol, a global standard for developing applications over wireless communications networks

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the third quarter ended September 30, 2004.

Financial Highlights

During the third quarter, the Company has maintained profitability against strong competition and despite an unprecedented tightening of regulation by the mobile operators of value added service providers serving the Chinese wireless internet market. Management has successfully navigated this difficult environment and has achieved overall sales growth against all of these challenges. For the third quarter of 2004:

•	Total revenues grew 37% from the same period in 2003[1] to US$31.40 million

•	Continued to diversify the revenue stream with the focus on growing 2.5G products and services and online advertising

•	Revenues from 2.5G products and services grew more than 11 times from the same period in 2003 to US$8.13 million and now comprise 29% of our wireless internet product mix

•	Online advertising revenues grew 194% from the same period in 2003 to US$2.42 million and now comprises 8% of total revenues

•	Completed the acquisition of Treasure Base Investments Limited, the results of which for the period from August 11, 2004 are consolidated in this quarter’s results

•	Invested in Sichuan Greatwall Software Group, together with Qualcomm and IDG to enhance our 2.5G products portfolio as well as our R&D capabilities for JAVA and BREW technologies

•	Net income was US$7.28 million, representing an increase of 9% from the same period in 2003

•	Cash and marketable securities totaled US$187.19 million at the end of the quarter

Financial Performance Review- Comparison of Third Quarter 2004 with Third Quarter 20031

The Group’s unaudited consolidated revenues for the three months ended September 30, 2004 were US$31.40 million, an increase of 37% over the same period in 2003. These results include revenues from our acquisition of Treasure Base, reported on below, which contributed 6.1% of the Group’s total revenues for the period. Without the acquisition of Treasure Base our revenues grew 29% year on year.

Wireless internet revenues were US$28.26 million, representing an increase of 58% from the same period in 2003.

Online advertising revenues were US$2.42 million, representing a 194% increase from the same period in 2003.

Our gross profit was US$13.53 million in the third quarter of 2004, compared to US$11.12 million for the same period in 2003. This represents an increase of 22%.

Operating expenses for the third quarter of 2004 were US$7.26 million, representing an increase of 61% from the same period in 2003. Operating expenses as a percentage of total revenues were 23%, an increase of 3% percentage points by comparison to the same period in 2003. The increase in operating expenses was mainly attributable to amortization of intangible assets arising from the acquisition of Treasure Base as well as an increase of payroll related expenses due to the expansion of headcount in the wireless internet business segment which focused on the development of 2.5G products and services.

[1]	Discussion of pro forma data for 2003 versus historical data for 2003 — Our historical financial data reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition of our IVR business from November 19, 2003. Our pro forma financial data for 2003 was presented in order to give pro forma effect to our reorganization, as if the reorganization occurred on January 1, 2003 and the acquisition of our IVR business occurred on January 1, 2003. As a result, our pro forma financial information for 2003 includes the financial information of the nine companies that are part of the Company following our reorganization, but excludes the six companies that were included in our historical financial information up until September 26, 2003, but are no longer part of the Company following our reorganization. For these reasons, the management of TOM Online believes that for comparison purposes, comparison of our financial information for the three months ended September 30, 2004 with the same period for 2003 are more appropriate and relevant using our pro forma financial data for 2003 instead of our historical financial data and therefore, these are the comparisons set forth herein. Details of the pro forma adjustments and the underlying assumptions and basis of preparation can be found in Appendix III set forth in the Global Offering Prospectus dated March 2, 2004.

EBITDA2 for the third quarter of 2004 was US$9.16 million, representing an increase of 5% from the corresponding period in 2003.

Net income for the third quarter of 2004 was US$7.28 million, representing an increase of 9% from the same period in 2003. Our net income margin narrowed to 23% for the third quarter, compared to 29% for the same period in 2003. The margin decrease reflects an adverse mix, including a higher cost of services, primarily comprised of increased content acquisition costs and portal related costs as we continued to invest in enhancing our branded content and portal offerings.

US GAAP basic earnings per American Depository Share were US$15 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.2 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 47,500,000 shares and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 3,800,000,000.

Our balance of cash and marketable securities was US$187.19 million at the end of the third quarter.

Business Review

Wireless Internet

Wireless internet revenues accounted for 90% of our total revenues in the third quarter of 2004, compared to 78% in the same period in 2003.

A maturing market and the introduction of new billing systems by the mobile carriers resulting in a higher than expected churn rate have constrained growth in SMS revenues during the quarter. Nonetheless, SMS revenues totalled US$14.69 million, compared to US$14.04 million for the same period in 2003. This represents an increase of 5%. SMS revenues for the quarter comprised 52% of our total wireless internet revenues compared to 78% for the same period in 2003. SMS revenues for this quarter included contributions from Treasure Base, which we acquired during the quarter. While SMS is a maturing market experiencing a gradual decline in terms of absolute growth, it provides recurrent revenues for the Group and is an attractive platform from which we are able to cross-promote, cross-sell and cross-bundle our other wireless internet products and services.

[2]	EBITDA refers to earnings before interest, taxation, depreciation and amortization. A summary of reconciliation is presented under the section “Reconciliation from GAAP Income from Operations to EBITDA”. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States (“US GAAP”), TOM Online uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results to investors, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

The contribution of 2.5G products and services to our total wireless internet revenues remained significant during the third quarter of 2004 and now comprises 29% of total wireless internet revenues compared to 4% for the same period in 2003. MMS revenues were US$3.41 million representing an increase of 16 fold for the same period in 2003. Revenues from WAP services were US$4.72 million representing an increase of 9 fold for the same period in 2003. We expect 2.5G to continue to present attractive growth opportunities for the Group as the mobile carriers are encouraging usage of these advanced data services and the market is experiencing healthy MMS and WAP handset rollouts and increasing user adoption of 2.5G services. The Group believes that it has further solidified its leading position in 2.5G products and services through execution of its business strategies and consistent focus on operations and product innovation.

IVR revenues were US$5.45 million representing an increase of 69% for the same period in 2003. IVR accounted for 19% of total wireless internet revenues for the period compared to 18% from the same period in 2003. There was a decline in the relative contribution of IVR services during the quarter compared to the second quarter arose as a result of sanctions imposed on the IVR businesses of certain other wireless value added service providers by mobile operators. In such circumstances, prudent operating practice required a reduction in the overall activity in IVR services and the level of co-promotions and co-marketing of IVR services with mobile operators. The situation start to improve and more normalized growth has been resumed in October 2004.

Despite the challenging market and regulatory environment, we continue to take steps to strengthen our position as the leading wireless internet company in China. In July 2004, we entered into strategic partnerships with major international music companies including Sony Music, EMI, BMG and Warner Music to enhance our 2.5G services offerings. Additionally, we obtained exclusive rights to use the songs and repertoire of Greater China pop superstar Jay Chou and we are using his music across our wireless internet platform, especially on our portal, IVR services and for Ring-back tones. We also continued our partnership with Sports Weekly to jointly offer cross-platform wireless internet content to Chinese sports fans across China.

Portal and Online Advertising

Online advertising revenues were US$2.42 million representing a 194% increase from the same period in 2003. Online advertising revenues were 8% of our total revenues, compared to 4% for the same period in 2003. During the quarter, traffic to our portal has continued to be strong as a result of its increasing popularity with the growing number of affluent, young and trendy Chinese internet users and the increasing demand from advertisers wanting to target this attractive demographic. Our average contract size grew by more than 25% from the average contract size for the previous quarter and we have added many new clients in industries such as information technology, automobiles and consumer electronics.

Our portal remains among the most popular portals in China in terms of traffic and daily page views. During the quarter we have continued to enhance the content and offerings of our portal by launching several new channels and entering into a strategic partnership with ESPN STAR Sports to bring the English Football Premier League content to soccer fans in China. In addition to the English Premier League Channel, which we launched in conjunction with ESPN STAR Sports, we also launched the Cover Page Show Channel. This channel further strengthens our cooperation with traditional media in China. To provide more attractive community services to our users we also introduced a Blog product as well as increasing the capacity of our free email service, TOM Mail.

Enterprise Solutions

Enterprise solutions revenues totalled US$0.72 million in the third quarter of 2004 and represented 2% of our total revenues. We continue to de-emphasize the Enterprise Solutions business segment.

Marketing and Promotion

During the third quarter, we carried out several marketing programs to promote our portal. We conducted a 13-city road show to promote our mobile entertainment business, and in partnership with Sports Weekly we launched and promoted our Olympics Channel.

Strategic Transactions

Treasure Base

In August, we acquired the entire issued share capital of Treasure Base. Treasure Base is a leading wireless entertainment service provider, holding exclusive rights with major TV channels in China for the provision of wireless entertainment content utilizing TV media. With this strategic acquisition, we have gained an important foothold for the distribution of our wireless products and services to the mass TV audience in China. This acquisition should enable the Group to enlarge its market share in the wireless internet segment and to increase revenues across all wireless product lines as Treasure Base expands its product offerings from its present range of mainly SMS delivered products to 2.5G and IVR products. The Treasure Base acquisition is immediately earnings accretive to the Group and our results from this period include a revenue contribution of US$1.9 million consolidated from August 11, 2004, the effective date of the acquisition. We are making satisfactory progress integrating Treasure Base into our operations. Treasure Base is expected to provide us unique access to more than 60 television channels throughout China, including CCTV 5, the national sports broadcaster. Treasure Base’s agreements with these television broadcasters are also expected to give the Group access to premium content for our wireless platform as well as broadcast media as a new distribution channel.

Strategic Investment in Great Wall

To ensure that we continue to be innovators and first movers in the product cycle, in August 2004, together with Qualcomm and private equity investor IDG, we invested in Sichuan Great Wall Software Group, a wireless mobile software application developer. We expect to benefit from their expertise and experience in the development of wireless applications using JAVA and BREW technologies to deliver quality content to mobile phones and other wireless devices. Access to this technology and skill-set will not only advance our 2.5G product development efforts but also is expected to assist in attractively positioning the Company for any future introduction of 3G services in the Chinese telecommunications sector.

Business Outlook

On October 25, 2004, we soft launched TOM-SKYPE, our instant messaging product, through a cooperation arrangement with Skype Technologies SA. This service will further strengthen the Company’s portal community offerings resulting in enhanced user stickiness and portal traffic.

In late October, we were among the first batch of service providers selected by China Telecom and China Netcom to offer paid SMS content on their Little Smart “Xiao Ling Tong” cellular networks. The Company expects to offer nationwide PHS based SMS products by the end of this year.

The unforeseen events in the third quarter of 2004 have shown that there is an element of volatility in the business environment in which we operate that cannot be predicted with certainty. Compared to this quarter, the Company’s management currently estimates that its total revenues for the fourth quarter of 2004 will grow 5-8% and that its wireless internet revenues for the fourth quarter of 2004 will grow 5-10%. The Company’s management currently estimates that its online advertising revenues will be flat for the fourth quarter of 2004. These estimates only reflect the current and preliminary views of the Company and do not factor in the volatility experienced in the third quarter*.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, November 10, 2004

*	This announcement contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements relating to management’s estimation with respect to the growth rate of the Company’s total revenues, wireless internet revenues and online advertising revenues, the success of the Company’s latest product offerings and the Company’s ability to successfully execute its business strategies and plans. Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission in the United States and the “Risk Factors” section of the Company’s prospectus of March 2, 2004 as filed with the Companies Registry in Hong Kong.

CONSOLIDATED BALANCE SHEETS

		Audited December 31, 2003	Unaudited September 30, 2004
	Notes	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		22,636	70,196
Accounts receivables, net		14,689	26,230
Deferred cost		15,000	—
Consideration prepayment	6	—	18,077
Prepayments		1,405	5,085
Deposits and other receivables		935	2,977
Due from related parties		124	176
Intangibles, net		—	355
Inventories		29	246

Total current assets		54,818	123,342

Long-term investments		—	118,488
Long-term prepayment & deposit		565	240
Property and equipment, net		7,094	11,000
Deferred tax assets		274	329
Goodwill, net		214	214
Long-term intangibles, net		4,411	2,676

Total assets		67,376	256,289

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		3,241	3,861
Other payables and accruals		22,195	10,656
Taxation payable		401	518
Deferred revenue		414	243
Consideration payable	6	6,580	12,778

Total current liabilities		32,831	28,056
Due to related parties		19,983	20,105

Total liabilities		52,814	48,161
Minority interests		152	418

		52,966	48,579
Shareholders’ equity:
Share capital		3,590	4,872
Paid-in capital		75,551	242,061
Accumulated other comprehensive loss		(55)	(255)
Accumulated deficit		(64,676)	(38,968)

Total shareholders’ equity		14,410	207,710

Total liabilities and shareholders’ equity		67,376	256,289

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended September 30,		Nine months ended September 30,
		2003 Historical	2004 Actual	2003 Historical	2004 Actual
	Notes	(in thousands of U.S. dollars)
Revenues:
Wireless internet services		14,637	28,262	38,279	80,932
Advertising		2,279	2,417	5,246	5,551
Commercial enterprise solutions		4,132	719	10,738	1,684
Internet access		64	—	1,504	68

Total revenues		21,112	31,398	55,767	88,235
Cost of revenues:
Cost of goods sold		(3,689)	(446)	(8,947)	(510)
Cost of services		(8,622)	(17,420)	(24,403)	(45,088)

Total cost of revenues		(12,311)	(17,866)	(33,350)	(45,598)

Gross profit		8,801	13,532	22,417	42,637

Operating expenses:
Selling and marketing expenses		(671)	(1,863)	(1,688)	(5,379)
General and administrative expenses		(2,537)	(3,428)	(7,309)	(8,280)
Product development expenses		(184)	(219)	(516)	(632)
Amortization of intangibles		—	(1,746)	—	(4,376)

Total operating expenses		(3,392)	(7,256)	(9,513)	(18,667)

Income from operations		5,409	6,276	12,904	23,970
Other (expenses)/income:
Net interest (expenses)/ income		(91)	1,044	(315)	1,956

Income before tax		5,318	7,320	12,589	25,926
Income tax credit	2	166	55	154	48

Income after tax		5,484	7,375	12,743	25,974
Minority interests		(12)	(92)	(74)	(266)

Net income attributable to shareholders		5,472	7,283	12,669	25,708

Earnings per HK ordinary share — basic (cents):	3	0.2	0.2	0.5	0.7

Earnings per ADS — basic (cents):		n/a	15	n/a	58

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2003	2004
	(in thousands of U.S dollars)
Cash flow from operating activities
Net income	12,669	25,708
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	—	4,376
Amortization of equity investments’ premium	—	190
Allowance for doubtful accounts	1,319	450
Depreciation	2,215	3,044
Deferred income tax	(172)	(55)
Interest on advances from TOM Group and its subsidiaries	331	—
Corporate expenses recharged by TOM Group	763	—
Loss on disposal of property and equipment	1	—
Minority interests	74	266
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(6,459)	(10,603)
Prepayments	(87)	(3,861)
Deposits and other receivables	(258)	(216)
Due from related parties	(194)	(52)
Inventories	1,495	(217)
Long-term prepayment and deposits	(120)	63
Accounts payable	470	(2)
Other payables and accruals	3,010	983
Income tax payable	—	(3)
Deferred revenue	(1,637)	(253)
Due to related parties	11	(10)

Net cash provided by operating activities	13,431	19,808

Cash flow from investing activities
Payments for purchase of property and equipment	(4,147)	(6,773)
Payments for the purchase of intangible assets	—	(1,663)
Payments for investment in bonds	—	(118,883)
Payments for long term investment	—	(1,495)
Cash disposed at reorganization	(1,689)	—
Net cash used in acquisition of subsidiaries	—	(12,196)

Net cash used in investing activities	(5,836)	(141,010)

Cash flow from financing activities:
Advances to related parties	(1,027)	—
Issue of ordinary shares, net of expenses	—	168,762

Net cash (used in)/provided by financing activities	(1,027)	168,762

Net increase in cash and cash equivalents	6,568	47,560
Cash and cash equivalents, beginning of period	6,752	22,636

Cash and cash equivalents, end of period	13,320	70,196

Supplemental disclosures of cash flow information
Cash (paid)/received during the period for:
Cash paid for income tax	(16)	(3)
Interest received	16	2,526
Non-cash activities:
Property and equipment transferred from TOM Group	—	7
Contribution from shareholders	1,094	—
Outstanding payments for listing expenses	12,000	970

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

The accompanying unaudited financial statements have been prepared in accordance with US GAAP. A reconciliation summary of the principal differences between the US GAAP and HK GAAP is also presented under note 7.

The accounting policies and methods of computation are consistent with those used in the Company’s Global Offering Prospectus dated March 2, 2004.

2.	Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the nine months ended September 30, 2004 (2003: Nil).

3.	Earnings per share

The calculation of the basic earnings per Hong Kong ordinary share for the three months and nine months ended September 30, 2004 is based on the respective unaudited consolidated net income attributable to shareholders of US$7.28 million and US$25.71 million (2003: unaudited consolidated net income attributable to shareholders of US$5.47 million and US$12.67 million) and the weighted average number of 3,800,000,000 and 3,544,525,547 (2003: 2,800,000,000 and 2,800,000,000) ordinary shares outstanding during the periods. The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented. For the purpose of calculating the earnings per share, the 96,200,000 contingent shares issued to Cranwood which are held in escrow as consideration for the acquisition of Puccini Group are not included in the calculation of the weighted average number of shares during the periods. The contingent shares are not included since the number of shares contingently issuable depends on future earnings of the Puccini Group.

4.	Dividend

The directors do not recommend the payment of a dividend for the nine months ended September 30, 2004 (2003: Nil).

5.	Movement on reserves

	Number of Shares	Share Capital	Paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	(55)	(106,183)	(9,464)
Contribution from shareholders	—	—	1,094	—	—	1,094
Net income for the period	—	—	—	—	12,669	12,669
Reorganization adjustment	—	—	(18,790)	—	21,935	3,145

Balance as of September 30, 2003	2,800,000,000	3,590	75,488	(55)	(71,579)	7,444

Balance as of January 1, 2004	2,800,000,000	3,590	75,551	(55)	(64,676)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	(26,018)
Unrealized loss on securities	—	—	—	(200)	—	(200)
Net income for the period	—	—	—	—	25,708	25,708

Balance as of September 30, 2004	3,800,000,000	4,872	242,061	(255)	(38,968)	207,710

6.	Acquisition of Treasure Base

Effective August 11, 2004, the Group acquired 100% beneficial interest of LingXun through acquisition of the entire issued share capital of Treasure Base. According to the sale and purchase agreement, the earn-out consideration for the acquisition should be based on the audited consolidated net income of Treasure Base Group for the years ending December 31, 2004 and 2005, and is subject to a maximum of RMB550,000,000 (approximately US$66,400,000). As of September 30, 2004, US$18,077,000 has been prepaid as part of the consideration.

The acquisition has been accounted for as a purchase of business combination and the results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. The excess of the fair value of the identifiable tangible and intangible assets acquired of US$6,598,000 over the initial purchase price of US$400,000, which mainly represents professional costs, was recognized as a consideration payable of US$6,198,000 at the date of acquisition.

Pursuant to SFAS 141, the earn-out considerations are considered contingent considerations, which will not become certain until the audited consolidated net income of Treasure Base Group for the years ending December 31, 2004 and 2005 are available, respectively. Accordingly, the contingent considerations have not been reflected in the consolidated financial statements of the Group.

Under HK GAAP, as there is no active market for the intangibles acquired at the time of acquisition and the recognition of the intangibles would have given rise to negative goodwill, all such intangibles would not be recognized as separate intangible assets but would be recorded as a part of negative goodwill. This has been presented as a deduction from the Group’s assets as disclosed in note 7.

7.	Summary of principal differences between US GAAP and HK GAAP

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	5,472	7,283	12,669	25,708
Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	220	—	763	—
Imputed interest charge	99	—	331	—
Amortization of goodwill	—	(2)	—	(8)
Reversal of amortization of intangibles	—	1,615	—	4,135

Net income attributable to shareholders under HK GAAP	5,791	8,896	13,763	29,835

	December 31, 2003	September 30, 2004
	(in thousands of U.S. dollars)
Total assets under US GAAP	67,376	256,289
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(8)
Adjustment of intangibles, net	(4,411)	(986)
Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)	(1,540)
Recognition of negative goodwill arising from the acquisition of the Treasure Base Group	—	(5,488)

Total assets under HK GAAP	61,425	248,267

	December 31, 2003	September 30, 2004
	(in thousands of U.S. dollars)
Net assets under US GAAP	14,410	207,710
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(8)
Reversal of amortization of intangibles	629	4,764

Net assets under HK GAAP	15,039	212,466

ADDITIONAL FINANCIAL INFORMATION

The following set forth the comparison between the pro forma financial data for three months and nine months ended September 30, 2003 and the financial data of the same period of 2004 and the reconciliation from Income from Operations to EBITDA.

Our historical financial data reflects the effects of our reorganization from September 26, 2003, the effects of our acquisition of our IVR business from November 19, 2003. Our pro forma financial data for 2003 was presented in order to give pro forma effect to our reorganization, as if the reorganization occurred on January 1, 2003 and the acquisition of our IVR business occurred on January 1, 2003. As a result, our pro forma financial information for 2003 includes the financial information of the nine companies that are part of the Company following our reorganization, but excludes the six companies that were included in our historical financial information up until September 26, 2003, but are no longer part of the Company following our reorganization.

(A) Unaudited Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2003 Pro forma	2004 Actual	2003 Pro forma	2004 Actual
	(in thousands of U.S. dollars)
Revenues:
Wireless internet service	17,929	28,262	43,604	80,932
Advertising	823	2,417	1,410	5,551
Commercial enterprise solutions	4,130	719	10,672	1,684
Internet access	64	—	1,504	68

Total revenues	22,946	31,398	57,190	88,235
Cost of revenues:
Cost of goods sold	(3,689)	(446)	(8,947)	(510)
Cost of services	(8,140)	(17,420)	(22,246)	(45,088)

Total cost of revenues	(11,829)	(17,866)	(31,193)	(45,598)

Gross profit	11,117	13,532	25,997	42,637

Operating expenses:
Selling and marketing expenses	(719)	(1,863)	(1,893)	(5,379)
General and administrative expenses	(2,337)	(3,428)	(6,889)	(8,280)
Product development expenses	(184)	(219)	(516)	(632)
Amortization of intangibles	(1,260)	(1,746)	(3,780)	(4,376)

Total operating expenses	(4,500)	(7,256)	(13,078)	(18,667)

Income from operations	6,617	6,276	12,919	23,970
Other (expenses)/income:
Net interest (expenses)/ income	(72)	1,044	(259)	1,956

Income before tax	6,545	7,320	12,660	25,926
Income tax credits/(expenses)	172	55	(207)	48

Income after tax	6,717	7,375	12,453	25,974
Minority interests	(12)	(92)	(74)	(266)

Net income attributable to shareholders	6,705	7,283	12,379	25,708

Earnings per HK ordinary share - basic (cents):	0.2	0.2	0.3	0.7

Earnings per ADS - basic (cents):	n/a	15	n/a	58

EBITDA	8,709	9,161	18,850	31,390

(B) Reconciliation from GAAP Income from Operations to EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2003 Pro forma	2004 Actual	2003 Pro forma	2004 Actual
	(in thousands of U.S. dollars)
Income from operations	6,617	6,276	12,919	23,970
Depreciation	832	1,139	2,151	3,044
Amortization of intangibles	1,260	1,746	3,780	4,376

EBITDA	8,709	9,161	18,850	31,390

Directors’ interests and Short Positions in Shares, Underlying Shares and Debentures

As at September 30, 2004, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A. The Company

(a)	Long positions in the shares of the Company

		Number of shares of the Company
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Sing Wang (Note)	Interest of a controlled corporation	—	—	83,142	—	83,142	0.002%
Wang Lei Lei	Beneficial owner	5,000,000	—	—	—	5,000,000	0.128%

Note: By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 83,142 shares of the Company held by Amerinvest

Technology Associates I Limited, which is wholly-owned by him.

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan, certain Directors were granted share options to subscribe for the shares of the Company, details of which as at September 30, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at September 30, 2004	Option period	Subscription price per share of the Company
				HK$
Wang Lei Lei	16/2/2004	165,000,000	16/2/2004 - 15/2/2014	1.50
Xu Zhiming	16/2/2004	7,500,000	16/2/2004 - 15/2/2014	1.50
Peter Schloss	16/2/2004	10,000,000	16/2/2004 - 15/2/2014	1.50
Wu Yun	16/2/2004	7,500,000	16/2/2004 - 15/2/2014	1.50
Elaine Feng	16/2/2004	10,000,000	16/2/2004 - 15/2/2014	1.50
Fan Tai	16/2/2004	10,000,000	16/2/2004 - 15/2/2014	1.50

Save as disclosed above, during the nine months ended September 30, 2004, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B. Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

		Number of shares of Tom Group
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
SingWang (Note)	Interest of a controlled corporation	—	—	5,898,000 (Note 2)	—	5,898,000	0.15%
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

Notes:

1.	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 5,898,000 shares of TOM Group held by Amerinvest

Technology Associates I Limited, which is wholly-owned by him.

2.	All the 5,898,000 shares of TOM Group have been pledged as a security against his personal loan.

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at September 30, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at September 30, 2004	Option period	Subscription price per share of the TOM Group
				HK$
Sing Wang	30/6/2000 8/8/2000 7/2/2002 9/10/2003	3,000,000 2,138,000 20,000,000 38,000,000	30/6/2000 - 29/6/2010 8/8/2000 - 7/8/2010 7/2/2002 - 6/2/2012 9/10/2003 - 8/10/2013	5.27 5.30 3.76 2.505

Wang Lei Lei	11/2/2000 9/10/2003	9,080,000 6,850,000	11/2/2000 - 10/2/2010 9/10/2003 - 8/10/2013	1.78 2.505

Wu Yun	9/10/2003	200,000	9/10/2003 - 8/10/2013	2.505

Tommei Tong	9/10/2003	15,000,000	9/10/2003 - 8/10/2013	2.505

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has, as of June 12, 2001 (as supplemented on September 26, 2003), granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,200,000) equity interest in Lei Ting Wan Jun whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Lei Ting Wan Jun at an exercise price of RMB2,200,000.

Mr. Wang Lei Lei has also, as of November 19, 2003, granted an option to a wholly-owned subsidiary of the Company in respect of his 80% (RMB800,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from November 19, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in LTWJi at an exercise price of RMB800,000.

Save as disclosed above, none of the Directors or their Associates had, as at September 30, 2004, any interests or short positions in any shares, underlying shares or debentures of, the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

OUTSTANDING SHARE OPTIONS

As at September 30, 2004, options to subscribe for an aggregate of 265,162,087 shares of the Company which were granted to certain continuous contract employees of the Group (including the Directors as disclosed above) pursuant to the Pre-IPO Share Option Plan were outstanding, details of which were as follows:

Date of grant	No. of share options	No. of employees	Subscription price per share of the Company	Option period* (commencing from date of grant and terminating ten years thereafter)
				HK$
16/2/2004	265,162,087	454	1.50	16/2/2004 - 15/2/2014

*	Those options that have been vested may be exercised within the option period, unless they have been cancelled. Generally, the options are vested in different tranches subject to conditions set out in the offer letters.

No option has been granted pursuant to the Share Option Scheme since its adoption.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at September 30, 2004, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held		Approximate percentage of shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244 (Note 2	(L) )	72.23%
Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244 (Note 2	(L) )	72.23%
Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244 (Note 2	(L) )	72.23%
Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244 (Note 2	(L) )	72.23%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 (Notes 1 and 2	(L) )	72.23%
TOM Group Limited	Beneficial owner	2,800,000,000	(L)	71.86%

(L)	denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

Save as disclosed above, as at September 30, 2004, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

COMPETING INTERESTS

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). They are also non-executive directors of Hutchison Telecommunications International Limited and directors of certain of its Associates (collectively referred to as “HTIL Group”). In addition, Mr. Frank Sixt is a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group is engaged in systems integration and development of software and computer network systems. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of yabuy.com, an online auction website in the PRC. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns a 3.7% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholder

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provisions of IVR-related content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with, the business of provision of IVR services by LTWJi. The provision of IVR-related content by ChinaCare will only be in competition with LTWJi’s business if ChinaCare provides such content to other IVR services providers in the PRC. In this regard, Cranwood has undertaken (“Undertaking”), inter alia, to Bright Horizon Enterprises Limited (a wholly-owned subsidiary of the Company) that the companies controlled by Cranwood will not, in the PRC, provide IVR-related content to competitors of the Company and its subsidiaries.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. As noted above, Cranwood has given the Undertaking.

Save as disclosed above, none of the Directors or the management shareholder of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company has established an audit committee in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The audit committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui.

SPONSORS’ INTERESTS

The interests of the Company’s joint sponsors, Citigroup and Morgan Stanley, in the share capital of the Company as at September 30, 2004 is summarised below:

Citigroup’s employees (excluding directors)	—	none

Citigroup’s directors	—	none

Citigroup and its associates Ordinary	—	4,631,600 shares (represents ordinary shares and shares equivalents relating to ADRs)

Morgan Stanley’s employees (excluding directors)	—	none

Morgan Stanley’s directors	—	none

Morgan Stanley and shares its associates	—	1,254,960 shares (represents ordinary shares and ordinary equivalents relating to ADRs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at September 30, 2004, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the nine months ended September 30, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.